Exhibit 99.2

QUOIN PHARMACEUTICALS, INC.

September 17, 2021

Cellect Ltd.

23 Hata’as Street

Kfar Saba, Israel 44425

Attention: Shai Yarkoni, CEO

Email: shai@cellect.co

Re:	Side Letter Regarding Merger Agreement

Reference is hereby made to the Agreement and Plan of Merger and Reorganization, dated March 24, 2021 (the “Agreement”), by and among Cellect Biotechnology Ltd., an Israeli company (“Cellect”), CELLMSC, Inc., a Delaware corporation (“Merger Sub”), and Quoin Pharmaceuticals, Inc., a Delaware corporation (“Quoin”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

In connection with the closing of the transactions contemplated by the Merger Agreement, Quoin and Cellect hereby agree as follows:

1.	After the Closing, it is anticipated that (after giving effect to the ADR Ratio Adjustment announced on September 10, 2021) that the post-Closing pro forma capitalization of Cellect will be as follows:

•	Current Cellect stockholders will hold 980,934 Cellect ADSs (“ADSs”).

•	Cellect will issue an aggregate of 4,437,981 ADSs to existing stockholders and noteholders (including Altium).

•	Cellect will deliver 3,207,189 ADSs to the Escrow Agent to be disbursed pursuant to the Securities Purchase Agreement.

•	Cellect will grant Altium Exchange Warrants in the amount of 1,238,429 ADSs in exchange for the existing Bridge Warrants.

2.	On the 136th day after the Closing, Cellect will grant the following warrants to Altium pursuant to the terms of the Securities Purchase Agreement:

•	A Series C Warrant to purchase 2,389,670 ADSs.

•	A Series B Warrant to purchase 4,276,252 ADSs.

•	A Series A Warrant to purchase 4,276,252 ADSs.

3.	Upon the exercise of the Series C Warrant in full, Altium will be granted an additional Series A Warrant to purchase 2,389,670 ADSs and an additional Series B Warrant to purchase 2,389,670 ADSs.

2.	The number of Dilution Escrow Shares will be fixed at 1,826,975 ADSs. Of this amount, Quoin acknowledges that 1,437,829 are no longer tied to any resets under the warrants and shall be transferred by the Escrow Agent to the Cellect Shareholders as of immediately prior to the Effective Time who: (i) continue to hold at least a portion of ADSs that represent Cellect Ordinary Shares beneficially owned by such shareholder immediately prior to the Effective Time until the Final Reset Date and (ii) have provided evidence that is reasonably acceptable to Cellect which confirms that they were Cellect Shareholders immediately prior to the Effective Time and they have held ADSs that represent at least a portion of those Cellect Ordinary Shares from the Effective Time and through the Final Reset Date; provided that any Dilution Escrow Shares that are not transferred to Cellect Shareholders shall be returned to the Quoin Lock-up Signatories.

3.	The parties will instruct the Escrow Agent to distribute the Dilution Escrow Shares in accordance with this side letter.

4.	The Exchange Escrow Shares (which would have totaled 928,822) will be returned to Cellect for cancellation upon the Closing.

5.	Quoin acknowledges that the purpose of the Dilution Escrow Shares is to give the securityholders of Cellect immediately prior to the Effective Time the opportunity (subject to the conditions set forth in Section 1.13) to hold, in the aggregate, at least 11.99% of the fully diluted equity of Cellect immediately after the Closing (and taking into account the issuances of all warrants and shares to Altium contemplated by the Agreement and the Securities Purchase Agreement and all related documents).

Sincerely,

Michael Myers, Ph.D.
Quoin Pharmaceuticals, Inc.

Accepted and Agreed to by:

Cellect Biotechnology Ltd.

By: __________________________

Shai Yarkoni

Chief Executive Officer